FORM 51-102F3

MATERIAL CHANGE REPORT UNDER
NATIONAL INSTRUMENT 51-102

1.	Reporting Issuer

Wheaton River Minerals Ltd. (“Wheaton”) 1560-200 Burrard Street Vancouver, BC V6C 3L6

2.	Date of Material Change

June 3 and 7, 2004

3.	News Releases

News releases with respect to the material change referred to in this report were issued through newswire services on June 3 and 7, 2004 and filed on the system for electronic document analysis and retrieval (SEDAR).

4.	Summary of Material Change

On June 3, 2003, Wheaton announced that it received a further unsolicited proposal from Coeur d’Alene Mines Corporation (“Coeur”) to acquire all of the outstanding shares of Wheaton.

On June 7, 2004, the Board of Directors of Wheaton announced that, after careful consideration and consultation with its external financial and legal advisors, Wheaton will not be pursuing the revised proposal delivered to it by Coeur on June 3, 2004 and will proceed to permit its shareholders to vote on the business combination with IAMGold Corporation (“IAMGold”) on June 8, 2004. The Board reconfirms its recommendation that shareholders vote in favour of the IAMGold business combination.

5.	Full Description of Material Change

On June 3, 2003, Wheaton announced that it received a further unsolicited proposal from Coeur to acquire all of the outstanding shares of Wheaton.

On June 7, 2004, the Board of Directors of Wheaton announced that, after careful consideration and consultation with its external financial and legal advisors, Wheaton will not be pursuing the revised proposal delivered to it by Coeur on June 3, 2004 and will proceed to permit its shareholders to vote on the business combination with IAMGold on June 8, 2004. The Board reconfirms its recommendation that shareholders vote in favour of the IAMGold business combination.

In making this determination, the Board of Wheaton considered the following factors:

•	The revised proposal does not significantly increase the value of the offer to Wheaton shareholders due to the erosion of Coeur’s share price.

The value of this share exchange ratio is Cdn$4.40 per Wheaton share based on the closing price of the Coeur shares on June 3, 2004 (the date of the announcement of the revised proposal), being less than the original Coeur proposal of Cdn$4.50 per share.

•	Interest and principal payments on the subordinated notes will be funded from Wheaton’s future cash flow and impair growth.

Wheaton believes that its growth strategy could be impaired by the issue of up to Cdn$285 million principal amount of 9% subordinated notes. Coeur/Wheaton would be responsible for repaying the principal in seven years and would be obligated to pay Cdn$26 million annually in interest payments during the term of the notes. This obligation would encumber the merged company’s balance sheet and reduce Wheaton’s ability to pursue growth opportunities.

The Board of Wheaton also reiterates its reasons for determining not to pursue the original proposal made by Coeur on May 27, 2004:

•	The combination with IAMGold continues to offer the best prospects for long term value.

•	Coeur has a history of losses and negative operating cash flow.

•	The Coeur proposal will not achieve Wheaton’s desired outcome of increasing Wheaton’s gold content and will threaten Coeur’s silver premium.

•	The revised Coeur proposal would be dilative to Wheaton and its shareholders on a net asset value, cash flow and earning per share basis.

•	The Coeur proposal will take significantly longer to complete than the IAMGold combination and involves greater transaction risks.

•	The Coeur proposal does not constitute a “Superior Proposal” under the Arrangement Agreement with IAMGold.

Proxy Voting Procedures

The cut-off time for the deposit of proxies for the shareholders meeting on Tuesday, June 8, 2004 was 11:00 am (Toronto time) on Friday, June 4, 2004. Registered shareholders of Wheaton who have submitted proxies and wish to revoke their proxies should follow the procedures set forth in the joint management information circular dated April 30, 2004 of Wheaton and IAMGold. Non-registered shareholders of Wheaton who wish to revoke voting instructions previously delivered to brokers or other intermediaries through which their Wheaton shares are held should contact their brokers or other intermediaries.

6.	Reliance on Subsection 7.1(2) or (3) of National instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

For further information contact Peter Barnes, Executive Vice President and Chief Financial Officer at (604) 696-3000.

DATED this 7th day of June, 2004.

Per:	“Ian W. Telfer” Ian W. Telfer Chairman and Chief Executive Officer